SMIC Names Mike Rekuc SVP of Worldwide Sales

SHANGHAI, Dec. 11, 2012 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), mainland China’s largest and most advanced semiconductor foundry, today announced that Mike Rekuc has been named Senior Vice President of Worldwide Sales.

Operating from SMIC’s Shanghai headquarters, Mr. Rekuc will oversee the company’s sales and customer service operations for all regions of the globe.

“Since Mike joined SMIC last year, he and his team have brought in record-breaking sales from the Americas region,” said SMIC CEO and Executive Director Dr. Tzu-Yin Chiu. “We are excited to have him leading our sales force as we partner with new and existing customers and expand our service offerings.”

Mr. Rekuc commented, “I am proud to be a part of the SMIC team. Everything we have accomplished has been through dedicated teamwork across the company, and I look forward to working more closely with customers in China and across Europe and Asia.”

Mr. Rekuc joined SMIC in 2011 as President of SMIC Americas. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
William Barratt
Tel: +86-21-3861-0000 x16812
Email: William Barratt@smics.com

Chinese Contact
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela Miao@smics.com